Exhibit 11

XATA CORPORATION
EARNINGS PER SHARE
Three and Six Months Ended March 31, 2004

	Three Months	Six Months
	Ended	Ended
	March 31, 2004	March 31, 2004
BASIC AND DILUTED COMPUTATION OF NET LOSS
Net loss	$(169,560)	$(624,151)
Less: preferred stock dividend	(40,968)	(51,893)

Net loss as adjusted	(210,528)	(676,044)

Weighted average common and common shares equivalents	7,006,293	6,976,654

Basic and diluted loss per share	$(0.03)	$(0.10)

BASIC AND DILUTED COMPUTATION OF LOSS TO COMMON SHAREHOLDERS
Net loss	$(169,560)	$(624,151)
Less: preferred stock dividend	(40,968)	(51,893)
Less: preferred stock deemed dividend	—	(628,982)

Net loss to common shareholders	(210,528)	(1,305,026)

Weighted average common and common shares equivalents	7,006,293	6,976,654

Basic and diluted loss per share	$(0.03)	$(0.19)

Note: See Note 6 in Notes to Financial Statements in this quarterly report on Form 10-QSB for the three month period ended March 31, 2004.